1-13364

02035056

P.E 5.3.02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 3, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

CPGH

TELEX-CHILE S.A. (THE "COMPANY")

REPORT ON FORM 6-K

TABLE OF CONTENTS

(free translation of Spanish original)

Santiago, April 30, 2002

Mr. Alvaro Clarke de la Cerda
Securities and Insurance Commission (Chile)
Teatinos 120
By Hand

Re. : **COMMUNICATES ESSENTIAL FACT – TELEXCHILE S.A. REGISTRATION IN SECURITIES REGISTRY N° 0350**

Dear Sirs:

By virtue of the provisions set forth in article 9 and paragraph second of article 10 of law No. 18,045 and General Regulation No. 30 of the Insurance and Securities Commission of Chile, Télex-Chile S.A. hereby informs this Commission, in the nature of **essential fact,** the following:

That at the Regular Shareholders' Meeting of the Company held today, a new Board of Directors of the Company was chosen, whose members will be in their positions during a new statutory period of three years.

The Board of Directors chosen at this meeting is made up of the following persons:

Mr. Fernando Agüero Garcés
Mr. Jaime Bauzá Bauzá
Mr. Ignacio Cosentino Ortiz
Mr. Enrique Huidobro Augier
Mr. Alejandro Jadrecic Marinovic
Mr. Norberto Morita Kusumoto
Mr. Ricardo Rodríguez Molina
Mr. Raúl Sotomayor Valenzuela
Mr. Heriberto Urzúa Sánchez

(free translation of Spanish original)

Among other agreements adopted at the Meeting, the Annual Report, Balance Sheets and Profit and Loss Statement of the Company for fiscal year 2001 were approved, the newspaper Estrategia was once again designated to make the corporate publications that the Company must perform, and Ernst & Young was chosen again as the external auditors for the Company.

It is also informed that the Company's Board of Directors, at a meeting held after the aforementioned meeting, agreed to appoint Mr. Norberto Morita Kusumoto as Chairman of the Board and Mr. Raúl Sotomayor Valenzuela as Vice President.

Yours truly,

Alejandro Rojas Pinaud
General Manager

c.c.: Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaiso Stock Exchange

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

May 3, 2002

TELEX-CHILE S.A.

By: ______________________

Rodrigo Villa Mardel
Chief Financial Officer